EXHIBIT 11

                        GTE CORPORATION AND SUBSIDIARIES
                    CALCULATION OF EARNINGS PER COMMON SHARE

                                                         Three Months Ended
                                                              March 31
                                                         1994         1993
                                                           (In Thousands)

Net income applicable to common stock                  $499,610     $455,969

Adjustments to net income:
Add - Preferred dividend requirements on
        dilutive convertible preferred stocks               158          181
      Interest expense, net of tax effect, on
        employees' stock plans                              172          193
          Total adjustments                                 330          374

Adjusted consolidated net income
   applicable to common stock                          $499,940     $456,343

Average common shares                                   953,609      941,274

Adjustments to common shares:
Add - Dilutive convertible preferred stocks                 605          687
      Employees' stock and stock option plans             1,694        2,232
          Total adjustments                               2,299        2,919

Adjusted average common shares                          955,908      944,193

EARNINGS PER COMMON SHARE:

Primary  (1)                                           $    .52     $    .48

Fully diluted  (2)                                     $    .52     $    .48



(1) Computed by dividing net income applicable to common stock for the periods by the average common shares outstanding. Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

(2) Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

      (a) Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method. Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plan and stock options are computed according to the "treasury stock" method.

      (b) Net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks, and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.